SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OUTERWALL INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

J. Scott Di Valerio

Chief Executive Officer

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens Fischer

Allison Handy

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer per General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On February 6, 2014, Outerwall Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended December 31, 2013, and separate prepared remarks from its Chief Executive Officer and Chief Financial Officer. As part of the press release and prepared remarks, the Company stated that it expects to commence a modified “Dutch auction” tender offer to repurchase up to $350 million of its common stock. Copies of the press release and prepared remarks are attached hereto as Exhibits 99.1 and 99.2.

The press release and prepared remarks are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The anticipated tender offer described in the attached press release and prepared remarks has not yet commenced. If the Company commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the offer.

Item 12. Exhibits.

99.1	Press release for the year ended December 31, 2013

99.2	Prepared Remarks dated February 6, 2014

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